Mail Stop 6010

September 21, 2006

Dr. Ramesh Trivedi, Chief Executive Officer
Integrated Surgical Systems, Inc.
6220 Belleau Wood Lane, Suite 4
Sacramento, CA 95822

   Re: Integrated Surgical Systems, Inc.
     Item 4.01 Form 8-K filed September 20, 2006

Dear Dr Trivedi:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed September 20, 2006

1. Please amend the report to comply with all of the information required by Item 304 of Regulation S-B. The date of the report should be the date of the earliest event reported, which appears to be August 15, 2005. File the amendment under cover of Form 8-K/A and include the letter from the former accountant filed as an Exhibit 16.

2. Please amend Item 4(a)(1)(iv) of Form 8-K to cover the interim period from the date of the last audited financial statements to August 15, 2005, the date of dismissal, resignation or declination.

Form 10-QSB's for 2005 and 2006 and Form 10-KSB for the year ended December 31, 2005

3. We note you have not filed your Forms 10-QSB for the periods March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, and June 30, 2006, or your Form 10-KSB for the year ended December 31, 2005. Please file these documents as soon as practicable.

4. Additionally, we remind you that you are required to respond to our comment letter dated June 3, 2005, regarding your Form 10-KSB for the period end December 31, 2004. When preparing your delinquent filings please ensure they comply with the comments, as applicable.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant